

02003580

BB 3/12

UNI[illegible]
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
MAR 07 2002
354
WASH. D.C.
SECTION

SEC FILE NUMBER
8- 50076

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kingsbridge Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12407 Ridge Rd
(No. and Street)

King George, VA 22485
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen A. Brown 540-775-3254
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bowling, Franklin & Co., LLP
(Name – *if individual, state last, first, middle name*)

1207 Charles Street (Address) Fredericksburg (City) VA (State) 22401 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen A. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kingsbridge Capital Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

2/25/02

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARENCE A. BOWLING, C.P.A.
HARRY B.F. FRANKLIN, JR., C.P.A.
ROBERT T. BISHOP, C.P.A.
ELAINE F. FARMER, C.P.A.
HARRY D. DICKINSON, PH.D., C.P.A.

FREDERIC L. VAN DEVENTER, C.P.A.

BOWLING FRANKLIN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

1207 CHARLES STREET
FREDERICKSBURG, VIRGINIA 22401
(540) 373-8973
FAX (540) 371-5391

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

SUITE 101
233 GARRISONVILLE ROAD
STAFFORD, VIRGINIA 22554
(540) 720-2606
FAX (540) 720-2813

February 22, 2002

To Whom It May Concern:

Please be advised that with respect to our audit of Kingsbridge Capital Corp. as of December 31, 2001, there were no material inadequacies found to exist since the date of the previous audit.

Sincerely,

BOWLING, FRANKLIN & CO., LLP



Clarence A. Bowling, CPA

KINGSBRIDGE CAPITAL CORP

FINANCIAL STATEMENTS

December 31, 2001

C O N T E N T S

	PAGE
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:	
BALANCE SHEET	2
STATEMENT OF INCOME	3
STATEMENT OF RETAINED EARNINGS	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6

BOWLING FRANKLIN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

CLARENCE A. BOWLING, C.P.A.
HARRY B.F. FRANKLIN, JR., C.P.A.
ROBERT T. BISHOP, C.P.A.
ELAINE F. FARMER, C.P.A.
HARRY D. DICKINSON, PH.D., C.P.A.

FREDERIC L. VAN DEVENTER, C.P.A.

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

FREDERICKSBURG, VIRGINIA
STAFFORD, VIRGINIA

INDEPENDENT AUDITORS' REPORT

Officers and Directors
Kingsbridge Capital Corp
King George, Virginia

We have audited the balance sheet of Kingsbridge Capital Corp as of December 31, 2001 and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the financial position of Kingsbridge Capital Corp as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Bowling Franklin & Co., LLP
Certified Public Accountants

Fredericksburg, Virginia
February 22, 2002

KINGSBRIDGE CAPITAL CORP

BALANCE SHEET

December 31, 2001

ASSETS

CURRENT ASSETS:	
Cash	$ 7 908
Total Current Assets	$ 7 908
OTHER ASSETS:	
Investments	$ 3 300
Total Other Assets	$ 3 300
Total Assets	$ 11 208

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Commission payable	$ 64
Total Current Liabilities	$ 64
STOCKHOLDER'S EQUITY (Note 2):	
Common stock, par value $1.20	
Authorized, 5,000 shares	
Issued and outstanding 5,000 shares	$ 6 000
Additional paid-in capital	3 300
Retained earnings	1 844
Total Stockholder's Equity	$ 11 144
Total Liabilities and Stockholder's Equity	$ 11 208

See Notes to Financial Statements.

KINGSBRIDGE CAPITAL CORP

STATEMENT OF INCOME

Year Ended December 31, 2001

INCOME:	
Commissions earned	$ 42 336
Interest income	271
Total Income	$ 42 607
EXPENSES:	
Commissions	$ 42 336
Total Expenses	$ 42 336
Net Income	$ 271

See Notes to Financial Statements.

KINGSBRIDGE CAPITAL CORP

STATEMENT OF RETAINED EARNINGS

Year Ended December 31, 2001

RETAINED EARNINGS, Beginning of Year	$ 1 573
ADD:	
Net income	271
RETAINED EARNINGS, End of Year	$ 1 844

See Notes to Financial Statements.

KINGSBRIDGE CAPITAL CORP

STATEMENT OF CASH FLOWS

Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 271
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Increase (decrease) in accounts payable	64
Net Cash Provided By Operating Activities	$ 335
Increase in Cash and Cash Equivalents	$ 335
CASH AND CASH EQUIVALENTS, Beginning of Year	7 573
CASH AND CASH EQUIVALENTS, End of Year	$ 7 908

See Notes to Financial Statements.

KINGSBRIDGE CAPITAL CORP

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business

Kingsbridge Capital Corp is a brokerage corporation. The Company is principally engaged in the purchase, sale and redemption of shares of registered investment companies.

Significant Accounting Policies

Cash

Cash equivalents are included in cash. The Company considers interest bearing investments due on demand as cash equivalents for both the financial statement and statement of cash flows.

Income Taxes

The Company has elected for income tax purposes, under the Internal Revenue Code and the State of New York, to be an S-corporation. In lieu of corporation income taxes the stockholders of an S-corporation are taxed on their proportionate share of the Company's taxable income.

Reserve Requirements

Kingsbridge Capital Corp is exempt from the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 under the (k)(1) exemption of Rule 15c3-3 as agreed in its restriction letter with NASD.

Possession or Control Requirement

Kingsbridge Capital Corp is exempt from the Information Relating to the Possession or Control Requirements of 15c3-3 under the (k)(1) exemption of Rule 15c3-3 as agreed in its restriction letter with the NASD.

Related Party

King George Capital Management, Inc. covers overhead expenses for Kingsbridge Capital Corp. Kingsbridge Capital Corp and King George Capital Management, Inc. have common stockholders.

NOTES TO FINANCIAL STATEMENTS

Page 2

2. COMPUTATION OF NET CAPITAL

The Company, in compliance with NASD regulations, is required to have $5,000 net capital according to SEC. Rule 15c3-1 and is required to maintain at least $6,000 net capital under SEC Rule 17a-11. This computation for 2000 is as follows:

Total ownership equity qualified for net capital	$ 11 144
Deductions and/or charges	
Net capital before haircuts	$ 11 144
Haircuts on securities:	
Balance in Money Market and investments	
$11,208 - 2% haircut	224
Net Capital	$ 10 920

This calculation does not materially differ from the Firm's Focus report for the same period, with the exception that the Focus report reflected investments at no cost and no additional paid-in capital.

3. MATERIAL INADEQUACIES

With respect to our audit of Kingsbridge Capital Corp as of December 31, 2001, there were no material inadequacies found to exist since the date of the previous audit.

4. INVESTMENTS

On April 14, 2000 Kingsbridge Capital Corp purchased 300 warrants for $3,300 from the National Association of Securities Dealers, Inc. to purchase shares of common stock of the Nasdaq Stock Market, Inc. Each warrant is exercisable over a four-year period from June 28, 2002 to June 27, 2006, with a purchase price ranging from $13.00 to $16.00. These options become void on June 27, 2006. These warrants are reflected on the balance sheet at cost.